

04006273

FORM 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-16681



LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

<u>Financial Statements and Exhibit</u>

(a) Financial Statements and Independent Auditors'
     Report   Page No.

(b) Exhibit

     Independent Auditors' Consent

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

                              LACLEDE GAS COMPANY
                              SALARY DEFERRAL SAVINGS PLAN
                                  (Registrant)

                          BY _____
                                Ronald L. Krutzman,
                                Treasurer and Assistant
                                    Secretary

Date: January 27, 2004

                              2   - 1 -

**Deloitte
&Touche**

Laclede Gas Company Salary Deferral Savings Plan

*Financial Statements as of and for the
Years Ended September 30, 2003 and 2002,
Supplemental Schedule as of and for the
Year Ended September 30, 2003 and
Independent Auditors' Report*

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS   PAGE

Certain Supplemental Schedules required by the rules and regulations of the
Department of Labor are omitted because of the absence of conditions under which
they are required.

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Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Laclede Gas Company
Salary Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 23, 2004

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LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2003 AND 2002

	2003	2002
INVESTMENTS	$ 41,315,669	$ 33,960,388
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	168,312	170,121
Employer Contributions	80,790	79,090
Total Contributions Receivables	249,102	249,211
ACCRUED INCOME	4,711	17,364
NET ASSETS AVAILABLE FOR BENEFITS	$ 41,569,482	$ 34,226,963

See notes to financial statements.

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LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 2,157,790	$ 2,087,236
Employer	945,480	950,345
	3,103,270	3,037,581
INVESTMENT LOSS:		
Interest and dividends	677,597	734,843
Net appreciation/(depreciation) in fair value of investments	6,002,065	(4,025,376)
	6,679,662	(3,290,533)
NET TRANSFERS FROM OTHER PLANS	455,494	525,869
TOTAL ADDITIONS	10,238,426	272,917
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	2,895,907	3,341,594
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	7,342,519	(3,068,677)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	34,226,963	37,295,640
END OF YEAR	$ 41,569,482	$ 34,226,963

See notes to financial statements.

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LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2.   **INFORMATION REGARDING THE PLAN**

The following description pertains to the Plan as in effect during the years ended September 30, 2003 and 2002 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

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General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions expressed as a percentage of compensation or in even dollar or half-dollar amounts, up to 15% of the participant's compensation, plus an additional $12.50 per month, subject to certain Internal Revenue Code ("IRC") limitations. Employee contributions up to 4% of a participant's compensation are matched 100% by the Company. Participants may change the amount of their contributions monthly.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (formerly, Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – Effective March 1, 2003, the Laclede Group, Inc. Common Stock Fund became an Employee Stock Ownership Plan named The Laclede Group, Inc. – ESOP (ESOP). The ESOP constitutes a portion of the Plan, not a separate plan. Because the Common Stock Fund became the ESOP, employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid

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in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 11.50% at September 30, 2003.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Benefits Payable – Benefits are recorded when paid. As of September 30, 2003 and 2002, there were no distributions payable to Plan participants.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

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	2003	2002
The Laclede Group, Inc. – ESOP (formerly Laclede Group, Inc. Common Stock Fund) (985,796.410 and 956,392.432 units, respectively)	$ 11,186,818	$ 9,407,076
American Express Trust Equity Index Base Fund (573,071.126 and 549,975.299 units, respectively)	17,760,047	13,699,885
Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund) (5,865.037 and 4,945.287 units, respectively)	3,227,946	1,995,008
American Express Trust Bond Fund (43,542.080 and 45,303.243 units, respectively)	3,215,060	3,177,570
American Express Trust Money Market Fund I (3,683,202.280 and 4,012,629.270 units, respectively)	3,683,202	4,012,629

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $6,002,065 and $(4,025,376) respectively, as follows:

	2003	2002
The Laclede Group, Inc. – ESOP (formerly, Laclede Group, Inc. Common Stock Fund	$ 1,498,318	$ (300,899)
American Express Trust Equity Index Base Fund	3,411,727	(3,579,297)
American Express Trust Bond Fund	168,838	134,123
Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)	840,164	(237,021)
American Express Trust Short-Term Horizon Fund 25:75	8,636	(1,178)
American Express Trust Medium-Term Horizon Fund 50:50	17,587	(6,160)

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American Express Trust Long-Term Horizon Fund 65:35	13,488	(3,866)
American Express Trust Long-Term Horizon Fund 80:20	43,307	(31,078)

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2003, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

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LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(FORM 5500, SCHEDULE H, PART IV, ITEM 4i)
September 30, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (985,796.410 units)		$ 11,186,818
*	American Express Trust Equity Index Base Fund	Common/collective trust (573,071.126 units)		17,760,047
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (5,865.037 units)		3,227,946
*	American Express Trust Bond Fund	Common/collective trust (43,542.080 units)		3,215,060
*	American Express Trust Money Market Fund I	Common/collective trust (3,683,202.280 units)		3,683,202
*	American Express Trust Short - Term Horizon Fund 25:75	Common/collective trust (12,675.690 units)		235,248
*	American Express Trust Medium - Term Horizon Fund 50:50	Common/collective trust (9,979.291 units)		217,788
*	American Express Trust Long - Term Horizon Fund 65:35	Common/collective trust (13,668.484 units)		148,330
*	American Express Trust Long - Term Horizon Fund 80:20	Common/collective trust (15,824.215 units)		340,015
*	Loans to Participants	Loans to participants (1,301,214.540 units) Interest rate 5.00% - 11.50%		1,301,215

* Party-in-interest.

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Deloitte.

Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

Exhibit to Form 11-K (Salary Deferral Savings Plan)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-90252 of The Laclede Group, Inc. on Form S-8 of our report dated January 23, 2004, appearing in this Annual Report on Form 11-K of Laclede Gas Company Salary Deferral Savings Plan for the year ended September 30, 2003.

Deloitte + Touche LLP

January 23, 2004